EXHIBIT 99.1
                                                                  ------------

                                                           [GRAPHIC OMITTED]
                                                     [LOGO - ARC ENERGY TRUST]


NEWS RELEASE
FOR IMMEDIATE RELEASE
APRIL 3, 2006
------------------------------------------------------------------------------

ARC RESOURCES LTD. / ARC ENERGY TRUST ANNOUNCE THE APRIL 2006 INCREASE TO THE ARX EXCHANGEABLE SHARES EXCHANGE RATIO

CALGARY, APRIL 3, 2006 (AET.UN AND ARX - TSX) ARC Resources Ltd. along with ARC Energy Trust announces the increase to the exchange ratio of the exchangeable shares of the corporation from 1.88185 to 1.89591. Such increase will be effective on April 17, 2006.

The following are the details on the calculation of the exchange ratio:

-------------------------------------------------------------------------------------------------------------------------------

  Record date of ARC     Opening      ARC Energy       10 day weighted                                                Exchange
     Energy Trust        exchange       Trust          average trading      Increase in   Effective date of the     ratio as of
     distribution         ratio      distribution      price of AET.UN       exchange     increase in exchange       effective
                                       per unit     (prior to the end of      ratio **            ratio                 date
                                                         the month)
===============================================================================================================================
    March 31, 2006       1.88185        $0.20            26.7598             0.01406         April 17, 2006          1.89591
-------------------------------------------------------------------------------------------------------------------------------

** The increase in the exchange ratio is calculated by dividing the ARC Energy Trust distribution per unit by the 10 day weighted average trading price of AET.UN and multiplying by the opening exchange ratio.

A holder of ARC Resources Ltd. exchangeable shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Computershare Investor Services at its principal transfer office in Suite 600, 530 - 8th Avenue SW, Calgary, Alberta, T2P 3S8, their telephone number is (403) 267-6555 and their website is www.computershare.com.


ARC RESOURCES LTD.
John P. Dielwart,
President and Chief Executive Officer

   For further information about ARC Energy Trust, please visit our website
                       www.arcresources.com or contact:

                Investor Relations, E-mail: ir@arcresources.com
          Telephone: (403) 503-8600             Fax: (403) 509-6417

                           Toll Free 1-888-272-4900
                              ARC Resources Ltd.
                          2100, 440 - 2nd Avenue S.W.
                              Calgary, AB T2P 5E9